Exhibit 99.1

Silvercorp Reports High-Grade Silver Drill Results at The TLP Mine

Trading Symbol        TSX:  SVM
                                   NYSE American:  SVM

VANCOUVER, BC, Jan. 30, 2024 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) is pleased to report assay results from its ongoing diamond drilling program at the TLP mine within the Ying Mining District, China (Figure 1).

Highlights (all intersections are in core lengths)

High-grade intercepts of Ag mineralization in the Surface Zone (SF Zone):

  Surface hole ZKTDB0102 intersected 2,186 grams per tonne ("g/t") silver ("Ag"), 6.80% lead ("Pb"), 0.35% zinc ("Zn"), 0.11 g/t gold ("Au"), and 0.43% copper ("Cu") over a 2.29 metre ("m") interval of vein T1W2 at the 1,014 m elevation
  Surface hole ZKTDB0207 intersected 948 g/t Ag, and 0.47% Pb over a 0.55 m interval of vein T28E at the 1,104 m elevation; and 1,453 g/t Ag, 4.58% Pb, 1.69% Zn, and 0.53% Cu over a 0.66 m interval of vein T1 at the 1,097 m elevation
  Underground hole ZKT0839 intersected 1,646 g/t Ag, 2.92% Pb, 1.53% Zn, and 0.33% Cu over a 0.60 m interval of vein T14E at the 912 m elevation; and 1,045 g/t Au, 7.03% Pb, 0.58% Zn, 0.09 g/t Au, and 0.12% Cu over a 1.13m interval of vein T16E2 at the 897 m elevation, and
  Underground hole ZKT1008 intersected 938 g/t Ag, 7.97% Pb, 0.62% Zn, 0.12 g/t Au, and 0.17% Cu over a 1.73 m interval of vein T14E at the 918 m elevation

High-grade Ag intercepts at the Production Zone (P Zone):

  Underground hole ZKG1830 intersected 5,955 g/t Ag, 1.53% Pb, 0.98% Zn, 0.05 g/t Au, and 0.21% Cu over an 0.60 m interval of vein T22E2 at the 757 m elevation; and 1,737 g/t Ag, 12.60% Pb, 0.9% Zn, and 0.20 g/t Au over a 0.59 m interval of vein T16W at the 743 m elevation
  Underground hole ZKG0324 intersected 442 g/t Ag, 9.65% Pb, 0.13% Zn, 0.10 g/t Au, and 0.09% Cu over a 3.24 m interval of vein T15W at the 773 m elevation, and
  Underground hole ZKT1317 intersected 661 g/t Ag, 1.07% Pb, 0.68% Zn, 0.44 g/t Au, and 0.71% Cu over a 1.94 m interval of vein T1W1 at the 638 m elevation; and 1,004 g/t Ag, 2.43% Pb, 6.22% Zn, 0.70 g/t Au, and 0.20% Cu over a 0.52 m interval of vein T1 at the 631 m elevation

From June 16 to December 31, 2023, a total of 23,742 m in 180 diamond drill holes, including 157 underground holes and 23 surface holes, were completed at the TLP mine. Assay results for 158 holes have been received, of which 101 holes intersected mineralized vein structures. Selected assay results are presented in Table 1 below.

This drilling program has been focused on two target areas: 1) silver-lead vein structures in the resource area at higher elevations, close to surface (SF Zone), which have seen limited exploration; and 2) infill drilling in the production area (P Zone), particularly above or below previously-mined stopes, where production stopped due to higher than modelled variability in grades, thicknesses, and attitudes of the vein structures (Figure 2).

     1)      Drilling Near-Surface Ag-Pb Vein Structures within SF Zone

In addition to the 23 surface drill holes, which account for over 12.8% of the drill holes in this program, many underground holes drilled also targeted the vein structures at higher elevations above 900 m elevation. High-grade Ag-Pb vein structures intersected include the T1 series, T2, T3, T14 series, T15 series, T16 series, T23 series, T26 series, and T28 series (Table 1).

     2)      Drilling Above or Beneath Previously-Mined Stopes within P Zone

Most holes drilled during this period targeted blocks of known Ag-Pb vein structures that were previously missed due to limited drilling or tunneling, or changes in thickness, strikes and dips of the pay-zones in veins within the resource areas below the 900 m elevation. The high-grade intercepts are mainly associated with the northwest-dipping T1 series, T2 series, T3 series, T11 series, T15 series, T16 series, T23 series, and T31 series, and the east-dipping T14, T22 series, and T28 series. These intercepts are expected to significantly expand and upgrade resources. Since the ramps and access tunnels are already in place, these defined high-grade blocks could be quickly developed and mined.

Table 1: Selected intercepts at the TLP mine in the reporting period

Hole ID	From (m)	To (m)	Elevation (m)	interval (m)	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)	Cu (%)	Vein	Zone
ZKG0142	89.70	90.44	581	0.74	449	2.22	1.23	0.68	0.34	T15W	P
ZKG0207	121.60	122.10	585	0.50	78	2.33	0.24	0.09	0.23	T11E1	P
ZKG0207	167.08	167.62	581	0.54	171	1.11	0.21	0.57	0.04	T11E2	P
ZKG0320	46.08	47.73	775	1.65	198	2.05	0.46	0.05	0.04	T15W	P
ZKG0324	46.00	49.24	773	3.24	442	9.65	0.13	0.10	0.09	T15W	P
ZKG0324	77.12	78.09	754	0.97	127	0.93	0.11	0.05	0.01	T11	P
ZKG0327	65.45	66.05	788	0.60	245	0.47	0.01	0.12	0.01	T11	P
ZKG0815	183.80	184.33	722	0.53	68	4.93	0.22	0.01	0.01	T15W	P
ZKG0818	178.84	179.35	714	0.51	1,143	2.75	0.35	0.22	0.11	T15W1	P
ZKG1611	25.89	27.16	748	1.27	387	1.07	0.28	0.05	0.18	T22E3	P
ZKG1612	57.19	57.70	748	0.51	232	0.55	0.03	0.05	0.03	T16W1	P
ZKG1613	123.64	124.19	743	0.55	477	0.70	0.22	0.05	0.04	T15W4	P
ZKG1811	2.07	2.59	761	0.52	183	1.15	0.11	0.05	0.03	T22E	P
ZKG1812	1.82	3.50	762	1.68	525	1.34	0.25	0.05	0.05	T22E	P
ZKG1830	15.37	15.97	757	0.60	5,955	1.53	0.98	0.05	0.21	T22E2	P
ZKG1830	68.16	69.25	747	1.09	80	2.70	0.24	0.05	0.02	T22E	P
ZKG1830	87.68	88.27	743	0.59	1,737	12.60	0.09	0.20	0.04	T16W	P
ZKG1833	137.76	138.79	738	1.03	634	1.10	0.19	0.01	0.06	T15W2	P
ZKG1844	70.07	71.26	735	1.19	223	2.67	0.12	0.05	0.13	T22E	P
ZKG1844	86.14	86.70	729	0.56	1,089	2.30	1.57	0.05	0.09	T16W	P
ZKG2009	75.96	77.43	815	1.47	7	0.07	0.01	2.26	0.01	T16	P
ZKG2011	87.34	87.85	728	0.51	648	0.45	0.93	0.03	0.02	T16W	P
ZKG2204	149.99	150.49	823	0.50	386	0.52	0.12	0.01	0.03	T16W	P
ZKG2206	156.66	157.38	787	0.72	77	1.80	0.17	0.05	0.03	T16W	P
ZKG2405	110.07	110.57	830	0.50	69	1.78	6.66	0.41	0.09	T17W2	P
ZKT0109	23.30	23.83	890	0.53	376	9.76	0.05	0.01	0.01	T1W	P
ZKT0109	33.16	33.73	889	0.57	292	6.43	0.11	0.01	0.01	T1	P
ZKT0109	121.00	121.69	882	0.69	296	1.77	0.27	0.01	0.01	T2W1	P
ZKT0827	41.17	42.79	917	1.62	295	1.72	0.19	0.01	0.01	T11	P
ZKT0840	12.83	13.78	917	0.95	107	0.78	0.14	0.05	0.01	T15	P
ZKT0840	109.34	109.89	878	0.55	47	4.22	0.17	0.05	0.01	T11E4	P
ZKT0843	5.78	6.42	920	0.64	245	0.42	0.12	0.05	0.01	T15W	P
ZKT0843	14.80	15.58	916	0.78	846	0.82	0.26	0.05	0.13	T15	P
ZKT1007	105.96	107.63	910	1.67	440	4.02	0.93	0.05	0.13	T31W3	P
ZKT1009	205.80	206.30	816	0.50	201	5.04	0.18	0.05	0.06	T1W2	P
ZKT1010	73.02	73.52	888	0.50	22	10.14	0.10	0.05	0.01	T28	P
ZKT1010	166.09	166.60	877	0.51	149	5.32	0.27	0.05	0.03	T1W2	P
ZKT1166	115.99	116.59	640	0.60	85	1.48	0.31	0.35	0.24	T1W1	P
ZKT1316	120.49	121.09	642	0.60	231	2.48	0.12	0.16	0.12	T1W1	P
ZKT1317	84.92	85.50	643	0.58	222	0.03	0.01	0.05	0.01	T23	P
ZKT1317	104.42	105.08	640	0.66	194	1.70	0.04	0.49	0.02	T1W2	P
ZKT1317	114.72	116.66	638	1.94	661	1.07	0.68	0.44	0.71	T1W1	P
ZKT1317	134.53	135.03	635	0.50	148	1.47	0.07	0.26	0.48	T1W4	P
ZKT1317	164.10	164.62	631	0.52	1,004	2.43	6.22	0.70	0.20	T1	P
ZKT1338	124.37	125.62	646	1.25	146	0.38	0.21	0.26	0.12	T1W2	P
ZKT1338	134.58	135.09	645	0.51	383	1.19	1.48	0.63	0.20	T1W1	P
ZKT1516	53.54	54.21	650	0.67	236	2.38	0.13	0.10	0.13	T33E1	P
ZKT1516	147.10	150.04	639	2.94	108	0.67	0.27	0.42	0.33	T1W1	P
ZKT1516	208.70	209.25	631	0.55	269	1.68	1.67	1.33	0.12	T2W	P
ZKT3311	37.49	38.60	743	1.11	84	1.14	0.12	0.13	0.04	T23	P
ZKT3312	36.97	37.52	742	0.55	244	0.73	0.75	0.72	0.03	T23	P
ZKT3312	88.34	89.12	733	0.78	29	3.96	0.06	0.05	0.13	T2	P
ZKT3314	94.80	95.56	717	0.76	21	2.64	0.07	0.21	0.53	T2	P
ZKT3314	116.39	117.19	709	0.80	20	6.62	0.09	0.05	0.49	T14	P
ZKT3713	152.15	153.50	714	1.35	65	5.91	0.30	0.11	0.01	T33W	P
ZKT3912	0.00	1.05	799	1.05	188	0.09	0.57	0.05	0.01	T30	P
ZKT3912	61.53	62.42	788	0.89	211	3.15	0.15	0.28	0.08	T31W	P
ZKT3921	44.37	44.89	789	0.52	116	1.65	0.10	0.05	0.01	T21	P
ZKT4102	112.16	112.96	718	0.80	18	0.97	0.10	5.28	0.03	T2W	P
ZKT4110	54.67	55.49	787	0.82	234	0.62	0.29	0.05	0.04	T31	P
ZKT4116	0.00	1.25	802	1.25	343	0.43	0.07	0.05	0.01	T23W	P
ZKT4116	3.16	3.85	801	0.69	231	1.97	0.04	0.05	0.01	T23	P
ZKT4116	30.35	31.39	792	1.04	123	1.76	0.13	0.05	0.24	T2	P
ZKT4116	32.38	33.36	791	0.98	26	2.60	0.58	0.05	0.00	T2E1	P
ZKT4117	1.49	2.06	801	0.57	169	0.16	0.05	0.01	0.01	T23W	P
ZKT4117	6.18	6.71	800	0.53	138	0.36	0.06	0.01	0.01	T23	P
ZKT4117	28.52	30.10	794	1.58	55	2.49	0.18	0.01	0.01	T2	P
ZKT4117	53.17	56.04	788	2.87	81	1.81	0.17	0.01	0.01	T3E	P
ZKT4133	37.03	37.60	774	0.57	62	8.19	0.27	0.05	0.01	T31W3	P
ZKT4133	51.61	52.22	772	0.61	113	4.44	0.16	0.05	0.01	T3E	P
ZKT4133	78.63	79.32	770	0.69	63	5.99	0.13	0.27	0.08	T31	P
ZKT4310	47.13	47.81	768	0.68	83	5.27	0.07	0.05	0.41	T31W3	P
ZKT4318	90.46	91.87	732	1.41	33	1.03	0.08	1.88	0.03	T23	P
ZKT4319	3.01	4.83	800	1.82	191	0.55	0.04	0.05	0.02	T23W	P
ZKT4321	63.93	64.43	793	0.50	211	2.49	0.26	0.05	0.17	T2	P
ZKT4325	43.71	47.07	795	3.36	153	3.35	0.65	0.30	0.01	T23	P
ZKT4325	64.35	65.89	792	1.54	251	2.39	0.23	0.12	0.19	T2	P
ZKT4326	53.18	54.15	809	0.97	137	0.28	0.04	0.01	0.01	T23	P
ZKT4327	52.33	53.51	810	1.18	114	1.86	0.07	0.12	0.04	T23	P
ZKT4327	80.31	80.95	815	0.64	127	0.43	0.09	0.01	0.04	T2	P
ZKT4329	155.76	156.44	671	0.68	9	3.59	0.03	0.10	0.00	T20	P
ZKT4511	151.66	153.13	706	1.47	30	13.92	0.04	2.20	0.01	T2	P
ZKT4511	157.64	158.43	704	0.79	18	3.96	0.21	0.05	0.04	T2E1	P
ZKT4511	160.65	161.70	704	1.05	21	6.00	0.42	0.12	0.08	T3	P
ZKT4512	147.17	147.67	692	0.50	14	5.99	1.20	0.05	0.09	T2E1	P
ZKT4512	150.80	152.14	690	1.34	17	3.48	0.04	0.05	0.02	T3	P
ZKT0124	9.98	10.93	965	0.95	242	0.05	0.10	0.02	0.05	T22W1	SF
ZKT0125	24.99	25.95	957	0.96	192	2.21	0.17	0.12	0.19	T22W	SF
ZKT0125	42.88	46.08	949	3.20	219	2.32	0.28	0.07	0.03	T26E	SF
ZKT0148	51.25	55.54	963	4.29	227	2.88	0.10	0.17	0.03	T1W1	SF
ZKT0149	53.91	55.51	962	1.60	300	4.67	0.15	0.12	0.05	T1W1	SF
ZKT0149	136.37	136.93	950	0.56	77	2.64	0.07	0.02	0.02	T23	SF
ZKT0207	60.15	61.67	957	1.52	186	1.07	0.06	0.05	0.06	T1W2a1	SF
ZKT0208	55.38	56.31	958	0.93	111	1.06	0.12	0.01	0.06	T26E	SF
ZKT0209	128.07	128.64	945	0.57	28	2.64	0.37	0.05	0.01	T28E1	SF
ZKT0209	149.40	149.99	941	0.59	178	0.36	0.06	0.05	0.01	T28E2	SF
ZKT0235	80.20	80.70	1,021	0.50	654	3.45	0.21	0.05	0.14	T2W2	SF
ZKT0248	69.99	71.70	956	1.71	184	5.61	0.11	0.05	0.14	T26E	SF
ZKT0258	15.83	16.37	1,045	0.54	150	2.24	0.08	0.05	0.02	T1W2a	SF
ZKT0612	173.30	174.59	885	1.29	432	3.10	0.22	0.05	0.04	T16	SF
ZKT0617	54.62	55.15	907	0.53	620	2.86	1.05	0.01	0.01	T16E2	SF
ZKT0617	64.51	65.10	904	0.59	232	0.76	0.38	0.01	0.01	T16E3	SF
ZKT0617	98.93	99.44	894	0.51	425	1.16	0.37	0.01	0.01	T16E1	SF
ZKT0628	63.91	64.45	888	0.54	1,047	11.14	0.29	0.05	0.08	T11E4	SF
ZKT0630	42.98	43.99	902	1.01	296	1.58	0.60	0.05	0.05	T31W3	SF
ZKT0817	41.03	41.53	1,039	0.50	161	0.67	0.08	0.05	0.02	T3	SF
ZKT0838	36.78	37.30	916	0.52	686	2.99	0.40	0.41	0.13	T15W1	SF
ZKT0839	28.44	29.04	912	0.60	1,646	2.92	1.53	0.05	0.33	T14E	SF
ZKT0839	68.92	70.05	897	1.13	1,045	7.03	0.58	0.09	0.12	T16E2	SF
ZKT1008	25.71	27.44	918	1.73	938	7.97	0.62	0.12	0.17	T14E	SF
ZKT1008	38.67	39.19	916	0.52	193	4.88	0.08	0.05	0.03	T15W1	SF
ZKT1014	3.02	3.83	921	0.81	121	0.56	0.11	0.05	0.01	T15W	SF
ZKT1603	6.11	9.01	968	2.90	167	4.53	0.17	0.05	0.04	T2	SF
ZKTDB0001	21.89	22.57	1,041	0.68	98	1.66	0.41	0.01	0.03	T23	SF
ZKTDB0102	111.70	113.99	1,014	2.29	2,186	6.80	0.35	0.11	0.43	T1W2	SF
ZKTDB0202	94.00	94.60	994	0.60	159	1.34	0.82	0.05	0.01	T1W2a	SF
ZKTDB0207	11.52	16.15	1,122	4.63	167	0.54	0.11	0.05	0.03	T1W2	SF
ZKTDB0207	20.67	21.27	1,120	0.60	489	0.79	0.53	0.05	0.06	T26	SF
ZKTDB0207	42.94	43.44	1,113	0.50	148	2.54	0.05	0.05	0.02	T1W1	SF
ZKTDB0207	76.02	76.57	1,104	0.55	948	0.47	0.02	0.05	0.06	T28E	SF
ZKTDB0207	103.41	104.07	1,097	0.66	1,453	4.58	1.69	0.05	0.53	T1	SF
ZKTDB0309	59.76	60.27	1,058	0.51	300	0.49	1.28	0.01	0.01	T23	SF
ZKTDB0612	108.36	109.07	994	0.71	227	0.04	0.05	0.05	0.03	T16W	SF
ZKTDB0706	93.71	94.24	1,066	0.53	97	1.98	0.13	0.05	0.01	T14	SF
ZKTDB1003	103.51	104.02	1,029	0.51	216	0.11	0.36	0.05	0.06	T16	SF
ZKTDB1209	87.57	88.24	1,042	0.67	116	3.16	0.47	0.05	0.03	T16	SF
ZKTDB1502	109.77	111.11	849	1.34	166	0.30	0.24	0.01	0.02	T16	SF

Quality Control

Drill cores are NQ size. Drill core samples, limited by apparent mineralization contacts or shear/alteration contacts, were split into halves by sawing. The half cores are stored in the Company's core shacks for future reference and checks, and the other half core samples are shipped in securely sealed bags to the Chengde Huakan 514 Geology and Minerals Test and Research Institute in Chengde, Hebei Province, China, 226 km northeast of Beijing, the Zhengzhou Nonferrous Exploration Institute Lab in Zhengzhou, Henan Province, China, and SGS in Tianjin, China. All three labs are ISO9000 certified analytical labs. For analysis, the sample is dried and crushed to minus 1mm and then split into a 200-300 g subsample which is further pulverized to minus 200 mesh. Two subsamples are prepared from the pulverized sample. One is digested with aqua regia for gold analysis with atomic absorption spectroscopy (AAS), and the other is digested by two-acid digestion for analysis of silver, lead, zinc and copper with AAS.

Channel samples are collected along sample lines perpendicular to the mineralized vein structure in exploration tunnels. Spacing between sampling lines is typically 5 m along strike. Both the mineralized vein and the altered wall rocks are cut by continuous chisel chipping. Sample length ranges from 0.4 m to more than 1 m, depending on the width of the mineralized vein and the mineralization type. Channel samples are prepared and assayed with AAS at Silvercorp's mine laboratory (Ying Lab) located at the mill complex in Luoning County, Henan Province, China. The Ying lab is officially accredited by the Quality and Technology Monitoring Bureau of Henan Province and is qualified to provide analytical services. The channel samples are dried, crushed and pulverized. A 200 g sample of minus 160 mesh is prepared for assay. A duplicate sample of minus 1mm is made and kept in the laboratory archives. Gold is analysed by fire assay with AAS finish, while silver, lead, zinc and copper are assayed by two-acid digestion with AAS finish.

A routine quality assurance/quality control (QA/QC) procedure is adopted to monitor the analytical quality at each lab. Certified reference materials (CRMs), pulp duplicates and blanks are inserted into each batch of lab samples. QA/QC data at the lab are attached to the assay certificates for each batch of samples.

The Company maintains its own comprehensive QA/QC program to ensure best practices in sample preparation and analysis of the exploration samples. Project geologists regularly insert CRM, field duplicates and blanks to each batch of 30 core samples to monitor the sample preparation and analysis procedures at the labs. The analytical quality of the labs is further evaluated with external checks by sending approximately 3-5% of the pulp samples to higher level labs to check for lab bias.  Data from both the Company's and the labs' QA/QC programs are reviewed on a timely basis by project geologists.

Guoliang Ma, P. Geo., Manager of Exploration and Resource of the Company, is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this news release.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cashflow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and sound Environmental, Social, and Governance ("ESG") practices. For more information, please visit our website at www.silvercorpmetals.com.

For further information

Lon Shaver
President
Silvercorp Metals Inc.

Phone: (604) 669-9397
Toll Free: 1 (888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information.  Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company's material properties; the sufficiency of the Company's capital to finance the Company's operations; estimates of the Company's revenues and capital expenditures; estimated production from the Company's mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company's operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company's properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, social and economic impacts of COVID-19; risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; property interests;  joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company's existing operations;  competition;  operations and political conditions; regulatory environment in China and Canada;  environmental risks; legislative and regulatory initiatives addressing global climate change or other environmental concerns; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company's Annual Information Form for the year ended March 31, 2021 under the heading "Risk Factors".  Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company's forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management's assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

CAUTIONARY NOTE TO US INVESTORS

The disclosure in this news release and referred to herein was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC").  The terms "proven mineral reserve", "probable mineral reserve" and "mineral reserves" used in this news release are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101.  Accordingly, information contained in this news release providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

Investors are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "Inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling.  Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity.  An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable.  Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7.  Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021.  The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7.  As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "Measured Mineral Resources", "Indicated Mineral Resources" and "Inferred Mineral Resources".  In addition, the SEC has amended its definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" to be substantially similar to corresponding definitions under the CIM Definition Standards.  During the period leading up to the compliance date of the SEC Modernization Rules, information regarding mineral resources or reserves contained or referenced in this news release may not be comparable to similar information made public by companies that report according to U.S. standards.  While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards.  Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

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SOURCE Silvercorp Metals Inc

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%CIK: 0001340677

CO: Silvercorp Metals Inc

CNW 07:30e 30-JAN-24